<h1 style="text-align:center">Investor Benefit Agreement</h1>

This Investor Benefit Agreement ("**Agreement**"), is effective as of [_____] (the "**Effective Date**") by and between [_____Big Belly Pub, LLC._____] ("Company"), a [Ohio_____] *(state)* corporation, and [_____], an individual resident of the state of [_____], ("**Investor**"). For good and valuable consideration the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

1. **Investment Agreement**. On or before the Effective Date, Company and Investor entered into a:

   [ ] Wunderfund Loan Agreement
   [ ] Wunderfund Revenue Loan Agreement
   [X] Wunderfund SAFE (Simple Agreement for Future Equity)
   [ ] Wunderfund Equity Investment Agreement
   [ ] Other: _____

   dated [_____] (the "**Investment Agreement**") pursuant to which Investor invested in or loaned Company [U.S.$_____] (the "**Investment Amount**") .

2. **Investment Benefits**. By entering into the Investment Agreement, Company may offer Investor one or more of the following benefits as described in **Exhibit A** attached.

3. **Term.** This Agreement, and all of the terms set forth in this Agreement, will terminate upon the termination date of the Investment Agreement.

4. **General Provisions.**
   a. **Governing Law.** This Agreement shall be governed by the laws of the State of [____OH____], excluding its conflict of law provisions. For any disputes arising out of this Agreement, the parties consent to the personal and exclusive jurisdiction of, and venue in, the state and federal courts located in [____OH____] [STATE].

   b. **Severability.** If any provision of this Agreement is, for any reason, held to be invalid or unenforceable, the other provisions of this Agreement will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

   c. **No Assignment.** This Agreement and Contractor's rights and obligations under this Agreement may not be assigned, delegated, or otherwise transferred, in whole or in part, by operation of law or otherwise, by Investor without Company's express prior written consent. Any attempted assignment, delegation, or transfer in violation of the foregoing will be null and void.

   d. **Notices.** Each party must deliver all notices, consents, and approvals required or permitted under this Agreement in writing to the other party at the address listed

in the preamble by courier, by certified or registered mail (postage prepaid and return receipt requested), or

e. by a nationally-recognized overnight carrier. Notice will be effective upon receipt or refusal of delivery. Each party may change its address for receipt of notice by giving notice of such change to the other party.

f. **Waiver.** All waivers must be in writing and signed by the party waiving any rights. Any waiver of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

g. **Entire Agreement; Amendments.** This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

("COMPANY"): Big Belly Pub, LLC.   **("INVESTOR")**

Signed: *Richard Ewing*   Signed: _____

                                                      Name: _____

Name: Richard Ewing   Address: _____

Address: 721 Lani Drive   _____

Eaton, OH 45320

Exhibit A - Investment Benefits

- $100 or greater - Lost Railroad Member Wall (all)

- $250 or greater - Glassware + first beer on us! (first 250) (previous benefits apply)

- $500 or greater - Lost Railroad Growler (first 200) (previous benefits apply)

- $1000 or greater - Lost Railroad Early Release Bottle Club + T-Shirt (first 100) (previous benefits apply)

- $5000 or greater - Lost Railroad Brew Day with the Founders (first 50) (previous benefits apply)

- $10,000 or greater - Lost Railroad Private Opening Party for You + 5 friends (first 50) (previous benefits apply)

- $25,000 or greater - Lost Railroad VIP Club with Private Tour, Brew Day, and Beer Named After You (first 50) (previous benefits apply)